Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

On October 26, 2023, the following article was published by IPO Edge: https://ipo-edge.com/x-energy-ceo-clay-sell-on-smrs-going-public-and-next-steps/.

X-energy CEO Clay Sell on SMRs, Going Public and Next Steps

IPO Edge and the Palm Beach Hedge Fund Association hosted a fireside chat on Oct 19, 2023 with J. Clay Sell, Chief Executive Officer of X-energy to discuss X-energy’s market opportunities, differentiated nuclear technology and more. The event was moderated by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks. You can watch the full replay of the webinar here.

[You can also click here to watch a previous fireside chat with Mr. Sell and David Kaplan, Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation (NYSE: AAC): “Going Green with Small Nuclear Reactors.”]

Below are edited and condensed excerpts from the Oct. 19 fireside chat with J. Clay Sell.

How did you get started in the nuclear industry?

I have a unique history in the nuclear business. I’ve been involved in it for 29 years. I did take a 10-year gap where I developed renewable projects in South and Central America. But what really brought me back to the nuclear industry was a belief that there was no way the world can meet the increasing energy demand and decarbonize a global economy, which is 80% dependent upon fossil fuels, without a massive increase in clean, firm power sources. And without question, the number one clean, firm power choice that is out there for utilities, and, we’re now seeing, for industrial customers, et cetera, is nuclear power.

And so there was a special moment in time that I thought would lend itself to a new innovative company like ours that was bringing technology that has been around but had never been brought to the marketplace in this way. I thought it was the greatest business opportunity of my lifetime and a great opportunity to both make money and have a huge impact on the world in which we live.

Where has X-energy received funding?

The bulk of our funding is really committed to us from competitive grants that we’ve earned from the U.S. government. In the last five or six years, we’ve earned on a competitive basis over $1.5 billion dollars in U.S. government funding. We combined that with over $400 million that we’ve raised in private capital to bring our technology to the marketplace.

Can you explain how TRISO-X pebbles work?

We take a kernel of uranium that is enriched to 15.5% U-235. Then we wrap that little poppy seed, it’s half-a-millimeter wide, in layers of ceramic and graphite material. Then we combine those now millimeter-sized poppy seeds into the billiard ball sized fuel form that we use in our reactor. And those layers of ceramic material form the containment structure around the fuel. Let me tell you why that’s important.

First, it’s an incredibly robust fuel form. Second, those layers retain all of the waste products that are produced during the nuclear chain reaction while the fuel is being consumed, keeping the waste inside the fuel and outside of the biosphere, the air and water that you and I live and breathe in.

How much do your reactors cost?

You get clean solutions from wind and solar, but when the wind’s not blowing and the sun’s not shining, they produce no power. What the US economy needs is something that does both, that’s completely clean and always on. That’s what nuclear power provides.

When you compare nuclear power to a fossil plant with carbon capture and sequestration, or a wind and solar plant with long duration storage, which by the way hasn’t been widely deployed yet, the cost of a nuclear power plant is very attractive. And that has been validated by the number of customer announcements that we’ve made.

What is the next decade is going to look like for X-energy?

We have a significant amount of customer interest that we’re managing. Some of those customers are now doing feasibility studies. Then we will move them into joint development agreements where they start spending real money to develop the projects with us.

For the next five to six years, we are going to complete the engineering on our Xe-100 reactor. We’re working to help Dow file a construction permit with the U.S. Nuclear Regulatory Commission (“NRC”), get that through. Then we will work with Dow to start construction on this first project in, we expect, about three years. We expect that project will come online around the end of the decade, so in the 2029 to 2030 timeframe.

In parallel to that, we have a fuel business. We manufacture the fuel in a proprietary manner where we’ve made significant investments to improve quality and reduce the cost of manufacturing. We have a plant that will soon be under construction in Oak Ridge, Tennessee to build commercial quantities of TRISO-X fuel. We expect that plant will be online in early 2026 to start producing the fuel for our first project at Dow Chemical.

We are a licensing company. We license our technology to those that build our plants. We sell fuel for the 60-year life of these plants. We also sell a host of services associated with the early development of those plants: site-specific engineering; site characterization; and regulatory support. Revenue comes in early on each of these products, so working that revenue and business development side in conjunction with our product development is really the focus for the next few years.

Why are you going public now?

We are a rapidly growing company. We want the ability to access the sources of capital that are only available to public companies. We had an opportunity to team with an extraordinary partner in Ares Capital Management through the Aries Acquisition Corporation . Aries is a $360 billion plus platinum class asset manager on a global scale, 30 offices, 3,600 employees. What was attractive to me is they brought a long history of infrastructure project development, and particularly green infrastructure project development to our company.

So when we think about how we are going to evolve our business model on a go forward basis, how we’re going to finance the construction of plants all over the globe, how we continue to lean into and perform as a public company, there were a lot of soft skill sets, experience and capabilities that Ares brought to us that was very attractive. They made a sizable underlying investment in the company and we just couldn’t be more pleased with the opportunity to partner with them.

About X-Energy Reactor Company, LLC

X-energy is a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Clay Sell

Clay Sell serves as Chief Executive Officer of X-energy. Clay has deep professional expertise across many sectors of the international and U.S. energy industry developed through his service in senior level positions in the private sector and government. Sell joined X-energy as CEO in January 2019 and has led the company through a period of dramatic transformation and growth in product development investment, U.S. government funding awards, private capital raised, and customer commitments.

From 2008-2018, Clay was the president of Hunt Energy Horizons, LLC, the renewable energy subsidiary of Hunt Consolidated, Inc., a multinational energy, real estate, and investment corporation controlled by the Ray L. Hunt family of Dallas. Previously, Clay held positions for 14 years in the U.S. government, as Deputy Secretary of Energy in the George W. Bush Administration from 2005-2008, as a Special Assistant to the President from 2003-2005, and in senior staff positions in the U.S. Senate and House of Representatives. Clay holds a Juris Doctorate from the University of Texas School of Law and a BBA in Accounting from Texas Tech University.

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About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.